Commission File No. 1-08346

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of July 2004

TDK CORPORATION

(Translation of registrant’s name into English)

13-1, Nihonbashi 1-chome, Chuo-ku, Tokyo 103-8272, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	X	Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES
Press release regarding TDK’s Consolidated business results for the first quarter of fiscal year 2005
1) Summary
2) Business Results and Financial Position
3) Statements of income
4) Balance sheets
5) Statements of cash flows
6) Segment Information
(Notes)
Notice Regarding the Allotment of Stock Options

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TDK Corporation
(Registrant)

July 29, 2004
	BY:	/s/ Seiji Enami

Seiji Enami
Corporate Officer
General Manager
Finance and Accounting Department
Administration Group

TDK Corporation
1-13-1, Nihonbashi
Chuo-ku, Tokyo
103-8272 Japan

Contacts:

TDK Corporation (Tokyo)	Corporate Communications Department Michinori Katayama	+81(3)5201-7102

TDK U.S.A. Corporation	Francis J. Sweeney	+1(516)535-2600

TDK Marketing Europe GmbH (UK Branch)	Ron Matier	+44(1737)773773

FOR IMMEDIATE RELEASE

TOKYO — July 29, 2004 TDK Corporation today announced its consolidated business results prepared in conformity with accounting principles generally accepted in the United States of America (the “U.S. GAAP”) for the 1st quarter (“Qtr.”) of fiscal year (“FY”) 2005 and 2004, the three months ended June 30, 2004 and 2003 are as follows;

1) Summary

Consolidated results (April 1, 2004 — June 30, 2004)

	The 1st Qtr. of FY2005			The 1st Qtr. of FY2004
	(April 1, 2004 - June 30, 2004)			(April 1, 2003 - June 30, 2003)		Change
Item/Term	(Yen millions)%		(U.S.$ thousands)	(Yen millions)%		(Yen millions)%
Net sales	157,891	100.0	1,461,954	153,216	100.0	4,675	3.1

Operating income	14,025	8.9	129,861	10,180	6.6	3,845	37.8

Income before income taxes	14,950	9.5	138,426	11,164	7.3	3,786	33.9

Net income	10,163	6.4	94,102	8,025	5.2	2,138	26.6

Per common share:
Net income / Basic	Yen 76.75		U.S.$0.71	Yen 60.51
Net income / Diluted	Yen 76.69		U.S.$0.71	Yen 60.51

(Sales breakdown)

	The 1st Qtr. of FY2005			The 1st Qtr. of FY2004
	(April 1, 2004 - June 30, 2004)			(April 1, 2003 - June 30, 2003)		Change
Product/Term	(Yen millions)%		(U.S.$ thousands)	(Yen millions)%		(Yen millions)%
Electronic materials and components	130,468	82.6	1,208,037	123,789	80.8	6,679	5.4
Electronic materials	44,763	28.3	414,472	40,420	26.4	4,343	10.7
Electronic devices	28,248	17.9	261,556	25,817	16.9	2,431	9.4
Recording devices	52,163	33.0	482,991	53,840	35.1	(1,677)	–3.1
Semiconductors & others	5,294	3.4	49,018	3,712	2.4	1,582	42.6
Recording media & systems	27,423	17.4	253,917	29,427	19.2	(2,004)	–6.8

Total sales	157,891	100.0	1,461,954	153,216	100.0	4,675	3.1

Overseas sales	115,113	72.9	1,065,861	112,783	73.6	2,330	2.1

Notes:

1.	Consolidated results for the 1st quarter of FY2005 and FY2004 are unaudited by independent accountant.

2.	U.S.$1 = Yen 108

1/11

2) Business Results and Financial Position

1. Summary

     Consolidated results for the first quarter of fiscal year 2005, or the three-month period from April 1, 2004 through June 30, 2004, were as follows:

     Consolidated net sales were ¥157,891 million (U.S.$1,461,954 thousand), 3.1% higher than the ¥153,216 million recorded in the corresponding period of the previous fiscal year. Operating income rose 37.8% to ¥14,025 million (U.S.$129,861 thousand), from ¥10,180 million. Income before income taxes increased 33.9% to ¥14,950 million (U.S.$138,426 thousand), from ¥11,164 million. Net income was ¥10,163 million (U.S.$94,102 thousand), 26.6% higher than the ¥8,025 million recorded in the first quarter of the previous fiscal year. Consequently, basic net income per common share was ¥76.75 (U.S.$0.71), up from ¥60.51.

     Average first-quarter yen exchange rates for the U.S. dollar and euro were ¥109.63 and ¥132.15, respectively, as the yen appreciated 7.5% from ¥118.50 versus the U.S. dollar and 1.9% from ¥134.66 against the euro, compared with the first quarter of the previous fiscal year. This resulted in lowering net sales by approximately ¥8.0 billion and operating income by approximately ¥3.4 billion.

(Sales by Segment)

     TDK’s businesses are broadly classified into two business segments: electronic materials and components segment and recording media & systems segment. The following is an explanation of sales by segment.

(1) Electronic materials and components segment

     This segment is made up of four product sectors: (1-1) electronic materials, (1-2) electronic devices, (1-3) recording devices, and (1-4) semiconductors & others.

     Segment net sales rose 5.4% to ¥130,468 million (U.S.$1,208,037 thousand), from ¥123,789 million, while segment operating income climbed 36.3% to ¥14,931 million (U.S.$138,250 thousand), from ¥10,958 million. The electronics market in the first quarter of fiscal year 2005 saw demand continue to grow for mobile phones and digital home electronics appliances such as flat-screen TVs, digital still cameras and DVD recorders. These robust market conditions supported firm demand for electronic components as a whole. Sector results were as follows.

(1-1) Electronic materials

     This sector is broken down into two product categories: capacitors and ferrite cores and magnets.

     Sales in the electronic materials sector increased 10.7% to ¥44,763 million (U.S.$414,472 thousand), from ¥40,420 million.

     (Capacitors) Sales of capacitors increased year on year. Multilayer ceramic chip capacitors, the main products in the capacitor sector, recorded growth in sales due to demand for use in digital home electronics appliances and mobile phones, a rising proportion of which have color displays and cameras. This growth absorbed the effect of downward pressure on sales prices and the higher yen.

2/11

     (Ferrite cores and magnets) Sales of ferrite cores and magnets increased year on year. In ferrite cores, sales were buoyed by healthy demand for use in coils and transformers in digital home electronics appliances and information and communications equipment. Magnet sales rose too on the back of higher shipment volumes.

(1-2) Electronic devices

     This sector has three product categories: inductive devices, high-frequency components and other products.

     Sales in the electronic devices sector increased 9.4% to ¥28,248 million (U.S.$261,556 thousand), compared with ¥25,817 million in the first quarter of the previous year.

     (Inductive devices) Sales of inductive devices, the largest product category in the electronic devices sector, rose year on year on higher sales to the communications equipment field, which offset the effect of downward pressure on sales prices and the higher yen.

     (High-frequency components) Sales of high-frequency components edged up over the previous fiscal year. There was an upswing in shipment volumes that resulted from strong demand for components used in mobile phones, the main market for these components, and successful activities to win new orders. This growth was largely negated, however, by a continuing overall glut in the supply of high-frequency components, which prompted customers to demand price reductions that were higher than in other electronic component categories.

     (Other products) Sales of other products rose year on year, with sensors and actuators and power systems both recording higher sales to the communications equipment market.

(1-3) Recording devices

     This sector has two product categories: HDD heads and other heads.

     Sector sales declined 3.1% to ¥52,163 million (U.S.$482,991 thousand), from ¥53,840 million.

     (HDD heads) Sales of HDD heads declined from the first quarter of the previous fiscal year due to a decline in orders for TDK’s HDD heads, which reflected the effect of a customer producing heads in-house and lower production levels of major HDD manufacturers.

     (Other heads) Sales of other heads declined year on year.

(1-4) Semiconductors & others

     This sector has two product categories: semiconductors and others.

     Sector sales climbed 42.6% to ¥5,294 million (U.S.$49,018 thousand), from ¥3,712 million.

     (Semiconductors) Sales of semiconductors declined due to lower sales to the communications equipment market.

     (Others) Others sales increased year on year mainly on higher sales of anechoic chambers for electromagnetic noise control.

3/11

(2) Recording media & systems segment

     This segment is made up of four product categories: audiotapes, videotapes, optical media and other products.

     Segment sales declined 6.8% to ¥27,423 million (U.S.$253,917 thousand), from ¥29,427 million. The segment recorded an operating loss of ¥906 million (U.S.$8,389 thousand), which was 16.5% higher than last year’s operating loss of ¥778 million.

     (Audiotapes and Videotapes) Sales of audiotapes and videotapes declined year on year. This was because, while TDK maintained a high market share, demand continued to decrease due to structural changes in the market.

     (Optical media) Sales of optical media increased, as strong sales of DVDs due to expanding demand absorbed the effect of downward pressure on sales prices.

     (Other products) Sales of other products decreased year on year, the result mainly of the sale in the previous fiscal year of a U.S. software development subsidiary and sluggish sales of recording equipment. On a brighter note, sales of LTO-standard* (Linear Tape-Open) tape-based data storage media for computers continued to increase.

     *Linear Tape-Open, LTO, LTO logo, Ultrium and Ultrium logo are trademarks of HP, IBM and Certance LLC in the U.S., other countries or both.

(Sales by Region)

     Detailed geographic segment information can be found in the segment information on page 10.

     By region, sales in Japan increased in all sectors with the exception of electronic devices. The decline in sales in electronic devices was mainly the result of customers shifting production to Asia as their main base. In the Americas, sales decreased, except in electronic devices and semiconductors & others. The major causes of these declines were lower sales to the automotive sector and the effect of the higher yen versus the U.S. dollar. In Europe, sales fell, except in electronic devices and recording devices. In Asia (excluding Japan) and other areas, sales increased in all sectors, except recording devices.

2. Financial Position

(2-1) The following table summarizes TDK’s balance sheet at June 30, 2004, compared with March 31, 2004.

Total assets	¥792,179 million	2.8% increase
Total stockholders’ equity	¥593,086 million	2.9% increase
Equity ratio	74.9%	0.1 percentage point increase

     At the end of the first quarter of fiscal year 2005, cash and cash equivalents were ¥3,462 million higher than at March 31, 2004, net trade receivables were ¥2,737 million higher and inventories were ¥4,842 million higher. Net property, plant and equipment rose ¥4,570 million. As a result of these and other changes, total assets increased ¥21,860 million.

     Total liabilities increased ¥4,839 million. While retirement and severance benefits declined ¥7,448 million, other current liabilities increased ¥7,910 million and deferred income taxes rose ¥2,859 million.

4/11

     Total stockholders’ equity increased ¥16,867 million. This reflected a ¥5,849 million increase in retained earnings and a ¥10,616 million decrease in accumulated other comprehensive loss.

(2-2) Cash Flows

			(¥ millions)

	FY 2005	FY 2004
	1Q	1Q	Change
Net cash provided by operating activities	18,825	25,685	(6,860)
Net cash used in investing activities	(14,060)	(8,238)	(5,822)
Net cash used in financing activities	(3,856)	(3,378)	(478)
Effect of exchange rate changes on cash and cash equivalents	2,553	631	1,922
Net increase in cash and cash equivalents	3,462	14,700	(11,238)
Cash and cash equivalents at beginning of period	227,155	170,551	56,604
Cash and cash equivalents at end of period	230,617	185,251	45,366

     Operating activities provided net cash of ¥18,825 million (U.S.$174,306 thousand), ¥6,860 million less than a year earlier. Net income rose ¥2,138 million to ¥10,163 million (U.S.$94,102 thousand) and depreciation and amortization increased ¥591 million to ¥12,308 million (U.S.$113,963 thousand). In changes in assets and liabilities, trade receivables increased ¥2,353 million, inventories rose ¥1,262 million and accrued expenses increased ¥1,321 million.

     Investing activities used net cash of ¥14,060 million (U.S.$130,185 thousand), ¥5,822 million more than a year earlier. Capital expenditures increased ¥5,790 million to ¥14,345 million (U.S.$132,824 thousand).

     Financing activities used net cash of ¥3,856 million (U.S.$35,704 thousand), ¥478 million more than in the first quarter of the previous fiscal year. Dividends paid increased ¥656 million.

5/11

3. Fiscal 2005 Projections

     TDK’s consolidated projections for fiscal year 2005, or the year ending March 31, 2005, are as follows.

[Consolidated Projections for Fiscal 2005]

	Year ending	% change	Year ended
	March 2005	from FY2004	March 2004
	(¥ million)		(¥ million)
Net sales	680,000	3.2	658,862
Operating income	60,000	10.5	54,322
Income before income taxes	62,000	11.5	55,603
Net income	46,500	10.4	42,101

Notes:

1.	The above projections for fiscal year 2005 are the same as those announced on April 28, 2004.

2.	The projections are based principally on the following assumptions:

•	An average exchange rate of ¥105=US$1 for fiscal year 2005 from the second quarter onward.

•	Orders for passive components (electronic materials and electronic devices) as a whole are expected to remain at a comparatively high level, supported by firm demand in the first half of the year. However, this demand may wane by the end of 2004.

•	Orders for recording devices are expected to decline in the first half of fiscal year 2005, but second-half sales of these products should be supported by growth in demand for HDDs used in PCs and consumer electronics.

•	In the recording media & systems segment, lower sales of audiotapes and videotapes are forecast. However, sales may rise year on year in the segment as a whole, with higher sales of optical media products absorbing this decline.

Cautionary Statement About Projections

This earnings release contains forward-looking statements, including projections, plans, policies, management strategies, targets, schedules, understandings and evaluations, about TDK and its group companies that are not historical facts. These forward-looking statements are based on current forecasts, estimates, assumptions, plans, beliefs and evaluations in light of information available to management on the date of this earnings release.

In preparing forecasts and estimates, TDK and its group companies have used, as their bases, certain assumptions as necessary, in addition to confirmed historical facts. However, due to their nature, there is no guarantee that these statements and assumptions will prove to be accurate in the future. TDK therefore wishes to caution readers that these statements, facts and certain assumptions contained in this earnings release are subject to a number of risks and uncertainties and may prove to be inaccurate.

The electronics markets in which TDK and its group companies operate are highly susceptible to rapid changes. Furthermore, TDK and its group companies operate not only in Japan, but in many other countries. As such, factors that can have significant effects on its results include, but are not limited to, shifts in technology, demand, prices, competition, economic environments and foreign exchange rates.

The premises and assumptions used in computing the projections in this earnings release include, but are not limited to, those explained above.

6/11

Consolidated

3) Statements of income

	The 1st Qtr. of FY2005			The 1st Qtr. of FY2004
	(April 1, 2004 - June 30, 2004)			(April 1, 2003 - June 30, 2003)		Change
	(Yen		(U.S.$	(Yen		(Yen
Item/Term	millions)%		thousands)	millions)%		millions)%
Net sales	157,891	100.0	1,461,954	153,216	100.0	4,675	3.1
Cost of sales	112,549	71.3	1,042,121	111,359	72.7	1,190	1.1
Gross profit	45,342	28.7	419,833	41,857	27.3	3,485	8.3
Selling, general and administrative expenses	31,317	19.8	289,972	31,677	20.7	(360)	–1.1
Operating income	14,025	8.9	129,861	10,180	6.6	3,845	37.8
Other income (deductions):
Interest and dividend income	267		2,472	316		(49)
Interest expense	(51)		(472)	(56)		5
Foreign exchange gain	119		1,102	297		(178)
Other-net	590		5,463	427		163
Total other income (deductions)	925	0.6	8,565	984	0.7	(59)	–6.0
Income before income taxes	14,950	9.5	138,426	11,164	7.3	3,786	33.9
Income taxes	4,647	3.0	43,028	3,034	2.0	1,613	53.2
Income before minority interests	10,303	6.5	95,398	8,130	5.3	2,173	26.7
Minority interests	140	0.1	1,296	105	0.1	35	33.3
Net income	10,163	6.4	94,102	8,025	5.2	2,138	26.6

Notes:

1.	Statements of income for the 1st quarter of FY2005 and FY2004 are unaudited by independent accountant.

2.	U.S.$1=Yen 108

7/11

Consolidated

4) Balance sheets

ASSETS

	As of June 30, 2004			As of Mar. 31, 2004		Change	As of June 30, 2003
	(Yen		(U.S.$	(Yen		(Yen	(Yen
Item/Term	millions)%		thousands)	millions)%		millions)	millions)%
Current assets	491,546	62.0	4,551,352	475,773	61.8	15,773	437,085	57.5
Cash and cash equivalents	230,617		2,135,343	227,155		3,462	185,251
Marketable securities	403		3,732	402		1	—
Net trade receivables	141,068		1,306,185	138,331		2,737	138,814
Inventories	82,143		760,583	77,301		4,842	76,942
Other current assets	37,315		345,509	32,584		4,731	36,078

Noncurrent assets	300,633	38.0	2,783,639	294,546	38.2	6,087	323,402	42.5
Investments in securities	18,284		169,296	18,381		(97)	18,493
Net property, plant and equipment	213,515		1,976,991	208,945		4,570	222,772
Other assets	68,834		637,352	67,220		1,614	82,137

TOTAL	792,179	100.0	7,334,991	770,319	100.0	21,860	760,487	100.0

LIABILITIES AND STOCKHOLDERS’ EQUITY

	As of June 30, 2004			As of Mar. 31, 2004		Change	As of June 30, 2003
	(Yen		(U.S.$	(Yen		(Yen	(Yen
Item/Term	millions)%		thousands)	millions)%		millions)	millions)%
Current liabilities	124,594	15.7	1,153,648	115,218	15.0	9,376	108,069	14.2
Short-term debt	440		4,074	416		24	1,865
Trade payables	59,917		554,787	59,917		—	55,548
Accrued expenses	46,250		428,241	45,534		716	38,071
Income taxes payables	5,415		50,139	4,689		726	3,707
Other current liabilities	12,572		116,407	4,662		7,910	8,878

Noncurrent liabilities	71,069	9.0	658,047	75,606	9.8	(4,537)	90,826	12.0
Long-term debt, excluding current installments	68		630	27		41	107
Retirement and severance benefits	66,073		611,787	73,521		(7,448)	88,567
Deferred income taxes	3,074		28,463	215		2,859	2,152
Other noncurrent liabilities	1,854		17,167	1,843		11	—
Total liabilities	195,663	24.7	1,811,695	190,824	24.8	4,839	198,895	26.2

Minority interests	3,430	0.4	31,759	3,276	0.4	154	3,372	0.4

Common stock	32,641		302,231	32,641		—	32,641
Additional paid-in capital	63,051		583,805	63,051		—	63,051
Legal reserve	16,817		155,713	16,497		320	16,352
Retained earnings	566,605		5,246,343	560,756		5,849	530,229
Accumulated other comprehensive income (loss)	(79,771)		(738,620)	(90,387)		10,616	(79,197)
Treasury stock	(6,257)		(57,935)	(6,339)		82	(4,856)
Total stockholders’ equity	593,086	74.9	5,491,537	576,219	74.8	16,867	558,220	73.4

TOTAL	792,179	100.0	7,334,991	770,319	100.0	21,860	760,487	100.0

Notes:

1.	Balance sheets as of June 30, 2004 and 2003 are unaudited by independent accountant.

2.	U.S.$1 = Yen 108

8/11

Consolidated

5) Statements of cash flows

	The 1st Qtr. of FY2005		The 1st Qtr. of FY2004
	(April 1, 2004 - June 30, 2004)		(April 1, 2003 - June 30, 2003)
Item/Term	(Yen millions)	(U.S.$ thousands)	(Yen millions)
Cash flows from operating activities:
Net income	10,163	94,102	8,025
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	12,308	113,963	11,717
Loss on disposal of property and equipment	207	1,917	718
Deferred income taxes	(276)	(2,555)	916
Loss (gain) on securities	(95)	(880)	1,180
Changes in assets and liabilities:
Decrease (increase) in trade receivables	(411)	(3,806)	1,942
Increase in inventories	(3,780)	(35,000)	(2,518)
Decrease in trade payables	(1,458)	(13,500)	(2,093)
Increase (decrease) in accrued expenses	41	380	(1,280)
Increase (decrease) in income taxes payables, net	1,300	12,037	2,641
Increase in retirement and severance benefits	2,009	18,602	2,522
Other-net	(1,183)	(10,954)	1,915

Net cash provided by operating activities	18,825	174,306	25,685

Cash flows from investing activities:
Capital expenditures	(14,345)	(132,824)	(8,555)
Proceeds from sales and maturities of available-for-sale securities	190	1,759	89
Payment for purchase of available-for-sale securities	(196)	(1,815)	—
Payment for purchase of other investments	1	9	(10)
Proceeds from sales of property, plant and equipment	291	2,695	340
Acquisition of minority interests	—	—	(100)
Other-net	(1)	(9)	(2)

Net cash used in investing activities	(14,060)	(130,185)	(8,238)

Cash flows from financing activities:
Proceeds from long-term debt	132	1,222	33
Repayment of long-term debt	(25)	(232)	(79)
Increase (decrease) in short-term debt, net	(51)	(472)	(15)
Sale (purchase) of treasury stock, net	60	556	(1)
Dividends paid	(3,972)	(36,778)	(3,316)

Net cash used in financing activities	(3,856)	(35,704)	(3,378)

Effect of exchange rate changes on cash and cash equivalents	2,553	23,639	631
Net increase in cash and cash equivalents	3,462	32,056	14,700
Cash and cash equivalents at beginning of period	227,155	2,103,287	170,551
Cash and cash equivalents at end of period	230,617	2,135,343	185,251

Notes:

1.	Statements of cash flows for the 1st quarter of FY2005 and FY2004 are unaudited by independent accountant.

2.	U.S.$1=Yen 108

9/11

Consolidated

6) Segment Information

     The following industry and geographic segment information are required by the Japanese Securities Exchange Law.

1. Industry segment information

	The 1st Qtr. of FY2005			The 1st Qtr. of FY2004
	(April 1, 2004 - June 30, 2004)			(April 1, 2003 - June 30, 2003)		Change
Product/Term	(Yen millions)%		(U.S.$ thousands)	(Yen millions)%		(Yen millions)%
Electronic materials and components
Net sales	130,468	100.0	1,208,037	123,789	100.0	6,679	5.4
Unaffiliated customers	130,468		1,208,037	123,789		6,679	5.4
Intersegment	—		—	—		—	—
Operating expenses	115,537	88.6	1,069,787	112,831	91.1	2,706	2.4

Operating income	14,931	11.4	138,250	10,958	8.9	3,973	36.3

Recording media & systems
Net sales	27,423	100.0	253,917	29,427	100.0	(2,004)	–6.8
Unaffiliated customers	27,423		253,917	29,427		(2,004)	–6.8
Intersegment	—		—	—		—	—
Operating expenses	28,329	103.3	262,306	30,205	102.6	(1,876)	–6.2

Operating income (loss)	(906)	–3.3	(8,389)	(778)	–2.6	(128)	–16.5

TOTAL
Net sales	157,891	100.0	1,461,954	153,216	100.0	4,675	3.1
Unaffiliated customers	157,891		1,461,954	153,216		4,675	3.1
Intersegment	—		—	—		—	—
Operating expenses	143,866	91.1	1,332,093	143,036	93.4	830	0.6

Operating income	14,025	8.9	129,861	10,180	6.6	3,845	37.8

Note: U.S.$1 = Yen 108

2. Geographic segment information

		The 1st Qtr. of FY2005			The 1st Qtr. of FY2004
		(April 1, 2004 - June 30, 2004)			(April 1, 2003 - June 30, 2003)		Change
Region/Term		(Yen millions)%		(U.S.$ thousands)	(Yen millions)%		(Yen millions)%
Japan	Net sales	86,661	100.0	802,417	77,112	100.0	9,549	12.4
	Operating income	5,783	6.7	53,546	1,510	2.0	4,273	283.0
Americas	Net sales	22,654	100.0	209,759	24,752	100.0	(2,098)	–8.5
	Operating income	272	1.2	2,519	814	3.3	(542)	–66.6
Europe	Net sales	17,266	100.0	159,871	17,847	100.0	(581)	–3.3
	Operating income (loss)	(269)	–1.6	(2,491)	(215)	–1.2	(54)	–25.1
Asia and others	Net sales	93,440	100.0	865,185	88,203	100.0	5,237	5.9
	Operating income	8,955	9.6	82,917	8,108	9.2	847	10.4
Intersegment eliminations	Net sales	62,130		575,278	54,698		7,432
	Operating income	716		6,630	37		679
Total	Net sales	157,891	100.0	1,461,954	153,216	100.0	4,675	3.1
	Operating income	14,025	8.9	129,861	10,180	6.6	3,845	37.8

Notes:

1.	The sales are classified by geographic areas of the seller and include transfers between geographic areas.

2.	U.S.$1 = Yen 108

3. Sales by region

	The 1st Qtr. of FY2005			The 1st Qtr. of FY2004
	(April 1, 2004 - June 30, 2004)			(April 1, 2003 - June 30, 2003)		Change
Region/Term	(Yen millions)%		(U.S.$ thousands)	(Yen millions)%		(Yen millions)%
Americas	20,577	13.0	190,528	22,498	14.7	(1,921)	–8.5
Europe	17,328	11.0	160,444	18,025	11.8	(697)	–3.9
Asia and others	77,208	48.9	714,889	72,260	47.1	4,948	6.8
Overseas sales total	115,113	72.9	1,065,861	112,783	73.6	2,330	2.1

Japan	42,778	27.1	396,093	40,433	26.4	2,345	5.8

Net sales	157,891	100.0	1,461,954	153,216	100.0	4,675	3.1

Notes:

1.	Sales by region are classified by geographic areas of the buyer.

2.	U.S.$1 = Yen 108

10/11

Consolidated

(Notes)

1.	The consolidated financial statements are prepared in conformity with the U.S. GAAP.

2.	During this consolidated accounting period, TDK had 71 subsidiaries (20 in Japan and 51 overseas). TDK also had 8 affiliates (5 in Japan and 3 overseas) whose financial statements are accounted for by the equity method.

3.	Comprehensive income comprises net income and other comprehensive income. Other comprehensive income includes changes in foreign currency translation adjustments, minimum pension liability adjustments and net unrealized gains (losses) on securities. The net income, other comprehensive income (loss) and total comprehensive income for the three months ended June 30, 2004 and 2003 were as follows;

	The 1st Qtr. of FY2005		The 1st Qtr. of FY2004
	(April 1, 2004 - June 30, 2004)		(April 1,2003 - June 30,2003)
Item/Term	(Yen millions)	(U.S.$ thousands)	(Yen millions)
Net income	10,163	94,102	8,025

Other comprehensive income (loss), net of tax:
Foreign currency translation adjustments	5,464	50,593	717
Minimum pension liability adjustments	5,518	51,092	(1,485)
Net unrealized gains (losses) on securities	(366)	(3,389)	395

Total comprehensive income	20,779	192,398	7,652

Note: U.S.$1=Yen 108

11/11

Contact in Japan:
Nobuyuki Koike
TDK Corporation
Tel: 81-3-5201-7102
E-mail: nkoike@mb1.tdk.co.jp

Notice Regarding the Allotment of Stock Options
— Stock Acquisition Rights —

     TOKYO, JAPAN, July 29, 2004 — TDK Corporation (the “Company”) announced that the Board of Directors today decided the details of stock acquisition rights to be issued as stock options (the “Stock Acquisition Right(s)”) pursuant to Article 280-20, -21 of the Commercial Code of Japan and the resolution at the 108th ordinary annual general meeting of shareholders on June 29, 2004.

1.	Class and number of shares to be issued upon exercise of Stock Acquisition Rights:

     234,300 shares of common stock of the Company

2.	Total number of Stock Acquisition Rights:

     2,343

     The number of shares to be allotted to each Stock Acquisition Right (hereinafter referred to as the “Number of shares to be allotted”) shall be 100 shares.
In the case that the Company splits or consolidates outstanding shares, the number of shares to be allotted shall be adjusted in accordance with the following formula with any amount less than one share arising out of such adjustment to be discarded.

Number of shares after adjustment	=	Number of shares before adjustment	×	Percentage of stock split or consolidation

     In the case that the Company merges with another company, performs a division or makes a reduction of paid-in capital or in other similar cases where the number of shares to be allotted needs to be adjusted, the number of shares to be allotted shall be appropriately adjusted.

3.	Issue price and issue date of Stock Acquisition Rights:

     Free of charge
     On August 6, 2004

- more -

4.	Amount to be paid upon the exercise of each Stock Acquisition Right:

     To be determined on August 6, 2004

     The amount to be paid upon the exercise of each Stock Acquisition Right shall be the amount to be paid per share, which is issued or transferred upon the exercise of the Stock Acquisition Rights (hereinafter referred to as the “Exercise Price”) multiplied by the number of shares to be allotted.
The Exercise Price shall be an amount which is the average of the closing prices of the Company’s shares of common stock on the Tokyo Stock Exchange on each day (other than any day on which no sale is reported) of the month immediately preceding the month in which the date of the issue of the Stock Acquisition Rights falls, multiplied by 1.05 with any amount less than one Japanese Yen arising out of such calculation to be rounded upward to the nearest Yen; provided, however, that if such price is less than the closing price reported on the date of the issue of the Stock Acquisition Rights (the closing price of the immediately preceding day, in case no sale is reported on the day of the issue), then the closing price reported on the day of the issue of the Stock Acquisition Rights shall be the Exercise Price.

5.	Adjustment of Exercise Price:

     In case that any of the events stated in the following clause (1) or (2) arises, the Exercise Price shall be adjusted in accordance with the following formula (hereinafter referred to as the “adjustment formula for the Exercise Price”) with any amount less than one Japanese Yen arising out of such calculation to be rounded upward to the nearest Yen.

(1)	In case that the Company issues new shares or disposes of its treasury stock at a price less than the current market price (other than shares issued upon exercise of stock acquisition rights or transfer of its treasury stock pursuant to the provisions of Section 2, Article 5 of the Supplement of the Law regarding the Partial Amendments, etc. to the Commercial Code, etc. (Law No. 79 of Heisei 13 (2001), or the transfer of its treasury stock pursuant to a request by a shareholder for a sale of shares constituting less than one unit which, when added to shares less than one unit currently owned by such shareholder, shall constitute a full unit).

i.	The “number of shares issued” used in the adjustment formula for the Exercise Price shall be the number of issued shares of the Company on the date of allotment of shares to shareholders, as the case may be, or the number of issued shares of the Company on the date in the previous month corresponding to the date on which the Exercise Price after adjustment is enforced after deducting the number of its treasury stock at that time.

- more -

ii.	In the event that the Company disposes of its treasury stock, the “number of shares newly issued” used in the adjustment formula for the Exercise Price shall be read as meaning the “number of shares disposed of”.

(2)	In case that the Company shall make a stock split or stock consolidation of its outstanding shares.

Exercise Price after adjustment	=	Exercise Price before adjustment	×	1 Percentage of stock split or consolidation

In case that the Company merges, performs a division or makes a reduction of paid-in capital or in other similar cases where the Exercise Price for the Stock Acquisition Rights needs to be adjusted, the Exercise Price for the Stock Acquisition Rights shall be appropriately adjusted to reflect the conditions of merger or division, or the extent of a reduction of paid-in capital.

6.	Exercise Period of the Stock Acquisition Rights:

     From August 1, 2006 to July 31, 2010

7.	Other conditions for exercise of Stock Acquisition Rights:

     Partial exercise of each of the Stock Acquisition Rights is not exercisable.

8.	Events and conditions of cancellation of Stock Acquisition Rights

(1)	In case an agenda for approval of a merger agreement, under which the Company is dissolved, is approved at a general meeting of shareholders of the Company, or in case an agenda for approval of a stock exchange agreement or an agenda for share transfer is approved at a general meeting of shareholders of the Company, the Company may cancel the Stock Acquisition Rights without compensation.

(2)	The Company may, at any time, cancel free of charge, such outstanding Stock Acquisition Rights as have been acquired and owned by itself.

- more -

9.	Transfer restrictions on Stock Acquisition Rights:

     Any transfer of the Stock Acquisition Rights shall be subject to approval of the Board of Directors of the Company.

10.	Issuance of certificates of Stock Acquisition Rights:

     Certificates of Stock Acquisition Rights shall be issued only upon the request from the holders of the Stock Acquisition Rights.

11.	Total paid-in value of the shares of the common stock of the Company to be issued or transferred upon exercise of all the stock Acquisition Rights:

     To be determined on August 6, 2004

12.	Amount that is not transferred into paid-in capital from the issue price of shares, in case new shares of common stock of the Company are issued upon exercise of Stock Acquisition Rights:

     This shall be an amount obtained by deducting an amount transferred to paid-in capital from the Exercise Price. The amount transferred to paid-in capital shall be the Exercise Price, multiplied by 0.5, and any amount less than one Japanese Yen arising out of such calculation shall be rounded upward to the nearest Yen.

13.	Individuals who will be allotted the Stock Acquisition Rights:

     The directors and employees of the Company and its affiliates, totally 187 persons.

*	1.	Date of resolution of the Board of Directors that decided the proposal at the 108th ordinary annual general meeting of shareholders:

     April 28, 2004

2.	Date of resolution of the 108th ordinary annual general meeting of shareholders:

     June 29, 2004

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